December 30, 2010

Adam Scaramella, Esquire
Vice President and Corporate Counsel
The Prudential Insurance Company of America
200 Wood Avenue South
Iselin, NJ 08830-2706

> Re: PRIAC Variable Contract Account A
>   Initial Registration Statement on Form N-4
>   File Nos. 333-170345

Dear Mr. Scaramella:

The staff has reviewed the above-referenced registration statement, which the Commission received on November 4, 2010. Based on our review, we have the comments noted below on the registration statement.   Capitalized terms have the same meaning as in the courtesy copy of the registration statement provided to the staff.   Item references are to Form N-4.

1. Cover
    (a) Please confirm that all information shown in the first two pages will actually fit on one cover page. Otherwise, delete all information not required by form N-4 to be on the cover.
    (b) Please also eliminate the reference to "Preliminary" Prospectus and Statement of Additional Information ("SAI") and revise the date of the Prospectus and SAI to reflect effective date of registration statement.

2. Glossary (Page 1)
    In the body of the Prospectus, please define each defined term the first time it is used. Accordingly, delete the last sentence of the introduction to the Glossary of terms.

3. Summary (Pages 9-10)
    (a) In the discussion of the cancellation right in the last paragraph of the Section 1 summary, please revise this discussion such that you return the greater of Contract Value or Purchase Price, less fees and charges, when applicable law requires that you return Purchase Payments. This change should also be made in other parts of Prospectus where this issue is discussed. (See, discussions on pages 13 and 37, for example.)

(b)Please specify all applicable refund periods and disclose how they affect cancellation rights under the contract.

4. Redemption Fees and Abusive Trading Practices (Pages 15-16)
    Since there is only one variable investment option, please revise the language in this discussion which indicates there may be more than one.

5. Life Annuities (Page 17)
    Please provide your legal basis for charging an 8.25% Load charge at annuitization. Also, please explain why this charge, if appropriate, is not reflected in the fee table and examples pursuant to Item 3.

6. Payout Options (Page 19)
    Please specify what happens if the Contract is deemed to have no designated Beneficiary Under Choices 3 and 4.

7. Income Base (Page 22)
    Please clarify in the third sentence that you are referring to the Retirement Plan Income Base.

8. Retirement Plan Guaranteed Withdrawal Lock-In Date Not Elected (Page 24)
    Please explain why the election must be made before purchasing this contract, rather than at the time the contract is purchased.

9. Multiple Retirement Plans-Transfer of Guaranteed Values (Page 27)
    Please specify when the lock-in dates must be elected.

10. Other Important Considerations (Page 30)
    Please delete the first bullet, as all terms and conditions of the Contract and custodial agreement which must be complied with must be specified in the Prospectus.

11. SAI-Allocation of Initial Purchase Payment (Page 2)
    Please revise the last sentence to clarify that the allocation of the minimum initial purchase payment will be in compliance with Rule 22c-1.

12. Powers of Attorney
    Please file new powers of attorney which specifically relate to this filing.

13. Financial Statements, Exhibits, and Other Information
    Financial statements, exhibits, and other required or missing disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

14.   Tandy Comment

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the registrant is responsibility for the adequacy and accuracy of the disclosure in the filing and the staff comments, the registrant's changes to the disclosure in response to the staff comments or the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve registrant from this responsibility; and

· the registrant may not assert this action or the staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * ** ** * * * * * * * * * * *

Responses to these comments should be made in a letter to me filed on Edgar and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

If you have any questions, please call me at (202) 551-6922. My fax number is (202) 772-9285 and my email address is samuels@sec.gov. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-4644.

Sincerely,

Sally Samuel
Senior Counsel
Office of Insurance Products